August 11, 2015

Alberto Zapata Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust – File Nos. 333-122917 and 811-21720

Dear Mr. Zapata:

On June 9, 2015, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of CMG Global Macro Strategy Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 723 to its Registration Statement under the Securities Act of 1933 on Form N-1A. You provided the following comments on July 27, 2015 to the Registration Statement by phone to Emily Little.

Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Typographical corrections have been made throughout but are not enumerated in this letter. Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity. Certain elements of the revisions to the Prospectus and Statement of Additional Information have been included below to aid in the review of the Registrant’s responses.

Prospectus

Comment 1. Please confirm that all blanks and missing information will be completed in the Fund’s next Post-Effective Amendment.

Response. The Registrant confirms that all blanks and missing information will be completed in the Fund’s next Post-Effective Amendment.

Comment 2. The first sentence in footnote 2 to the Fee Table is redundant. Please revise to eliminate the redundancy.

Response. The requested change has been made.

Comment 3. Please disclose that the Acquired Fund Fees and Expenses shown in the Fee Table are an estimate for the current fiscal year.

Response. Registrant has added the following disclosure to footnote 2, “Based on estimates for the current fiscal year.”

Comment 4. The term “Underlying Funds” is defined in different ways throughout the prospectus and Statement of Additional Information (“SAI”). Please review the various definitions and revise for consistency.

Response. Registrant has revised the definition of “Underlying Funds” throughout the prospectus and SAI to include exchange traded funds, open-end funds (mutual funds) and closed-end funds.

Comment 5. Please confirm supplementally that the expense limitation agreement will be in place for at least one year from the effective date of the Fund’s prospectus.

Response. Registrant so confirms.

Comment 6. Please confirm whether the Fund intends to use a controlled foreign corporation (i.e., a subsidiary) for investment purposes and, if so, please provide the appropriate standard disclosures.

Response. Registrant confirms that the Fund does not intend to use a subsidiary for investment purposes.

Comment 7. The Fund’s principal investment strategy references the use of swap contracts. Please disclose what kind of swaps the Fund will use. If it will engage in total return swaps please include the appropriate disclosure and note that an appropriate amount of assets must be segregated.

Response. Registrant has reviewed the Fund’s principal investment strategy disclosure and revised to remove references to swap contracts.

Comment 8. In “ETF and Mutual Fund Risk” reference is made to inverse ETFs, but no reference is made to inverse ETFs in the Fund’s principal strategy. If the Fund will invest in inverse ETFs, please disclose as much in the principal strategy section. If not, please revise the risk disclosure to remove reference to inverse ETFs.

Response. The Fund will not invest in inverse ETFs as a principal strategy. Therefore, Registrant has removed references to inverse ETFs throughout the prospectus.

Comment 9. Under the heading “Investment Adviser Portfolio Manager,” please provide the month that Mr. Blumenthal began serving as portfolio manager to the Fund.

Response. The requested change has been made.

Comment 10. In the “Investment Adviser” section under the heading “MANAGEMENT” please update the disclosure describing the contractual fee waiver to reflect a date at least one year from the effective date of the prospectus.

Response. The requested change has been made.

Comment 11. Please clarify that the NAV for a Fund may be determined prior to 4 p.m. EST on days on which the New York Stock Exchange closes before 4 p.m. EST.

Response. The disclosure has been revised as follows:

The net asset value ("NAV") and offering price (NAV plus any applicable sales charges) of each class of shares is determined as of the close of the New York Stock Exchange (“NYSE”) (normally 4:00 p.m. Eastern Time) on each day the NYSE is open for business.

Comment 12. Please include a footnote in the Class A Shares table under “How to Purchase Shares” explaining dealer reallowance.

Response. The following footnote has been added:

(2) The dealer reallowance is the portion of the sales charge paid by the underwriter to the selling broker dealer.

Comment 13. Under the heading “When Your Order is Processed” in the section “How to Purchase Shares” please revise the disclosure to clarify that all requests received in good order by the Fund before the determination of that day’s NAV; i.e., before the close of the NYSE will be processed that day.

Response. The requested change has been made.

Statement of Additional Information (“SAI”)

Comment 14. Under the heading “Compliance Services” please provide relevant fee disclosure. See Item 19(d) of Form N-1A. Please note, this is a management related contract so please provide the fee schedule as well as actual fees in the next update.

Response. Registrant notes that existing disclosure provides the fee schedule, and confirms that it will provide actual fees paid in the Fund’s next update.

Comment 15. Please include the Tandy representations and assure that a response letter is submitted as correspondence prior to the effective date of the Fund.

Response. The Registrant has provided Tandy representations below and notes this response is submitted prior to the effective date of the Fund, August 23, 2015.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Emily Little at (614) 469-3364 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/Thompson Hine LLP

Thompson Hine LLP